  Exhibit 8.1

List of Subsidiaries

Company	Jurisdiction of Incorporation
Allot Communications Inc.	United States
Allot Communications Europe SARL	France
Allot Communications (Asia Pacific) Pte. Limited	Singapore
Allot Communications (UK) Limited	United Kingdom
Allot Communications Japan K.K.	Japan
Allot Communications (New Zealand) Limited	New Zealand
Oversi Networks Ltd.	Israel
Allot Communications (Hong Kong) Ltd	Hong Kong
Allot Communications Africa (PTY) Ltd	South Africa
Allot Communications India Private Ltd	India